Mercedes-Benz Auto Lease Trust 2013-B
Investor Report
Collection Period Ended   31-Oct-2015

Amounts in USD

Dates

Collection Period No.	24			
Collection Period (from... to)	1-Oct-2015	31-Oct-2015		
Determination Date	12-Nov-2015			
Record Date	13-Nov-2015			
Payment Date	16-Nov-2015			
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2015	16-Nov-2015	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Oct-2015	15-Nov-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	400,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	535,000,000.00	59,871,330.41	15,343,574.69	44,527,755.72	83.229450	0.028680
Class A-4 Notes	100,805,000.00	100,805,000.00	100,805,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,307,805,000.00**	**160,676,330.41**	**116,148,574.69**	**44,527,755.72**		

Overcollateralization	262,190,087.88	290,449,091.26	290,449,091.26	
Total Securitization Value	**1,569,995,087.88**	**451,125,421.67**	**406,597,665.95**	
present value of lease payments	550,321,585.65	66,093,717.09	56,794,452.76	
present value of Base Residual Value	1,019,673,502.23	385,031,704.58	349,803,213.19	

	Amount	Percentage
Initial Overcollateralization Amount	262,190,087.88	16.70%
Target Overcollateralization Amount	290,449,091.26	18.50%
Current Overcollateralization Amount	290,449,091.26	18.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.260000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.530000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.620000%	30,933.52	0.057820	44,558,689.24	83.287270
Class A-4 Notes	0.760000%	63,843.17	0.633333	63,843.17	0.633333
Total		**94,776.69**		**$44,622,532.41**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	9,841,997.40	(1) Total Servicing Fee	375,937.85
Net Sales Proceeds-early terminations (including Defaulted Leases)	18,378,253.57	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	17,832,402.94	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	38,819.48	(3) Interest Distributable Amount Class A Notes	94,776.69
Excess mileage included in Net Sales Proceeds	271,770.30	(4) Priority Principal Distribution Amount	0.00
Subtotal	46,052,653.91	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	44,527,755.72
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	274.27	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	46,052,928.18	(9) Excess Collections to Certificateholders	1,054,457.92
Reserve Account Draw Amount	0.00	**Total Distribution**	**46,052,928.18**
Total Available Funds	**46,052,928.18**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	375,937.85	375,937.85	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	94,776.69	94,776.69	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	30,933.52	30,933.52	0.00
thereof on Class A-4 Notes	63,843.17	63,843.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	94,776.69	94,776.69	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	44,527,755.72	44,527,755.72	0.00
Principal Distribution Amount	44,527,755.72	44,527,755.72	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	7,849,975.44
Reserve Fund Amount - Beginning Balance	7,849,975.44
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	40.36
minus Net Investment Earnings	40.36
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	7,849,975.44
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	40.36
Net Investment Earnings on the Exchange Note	
Collection Account	233.91
Investment Earnings for the Collection Period	274.27

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to excercise its option under Section 5.01 of the 2013-B Servicing Supplement to purchase the 2013-B Exchange Note on November 16, 2015 (the "Redemption Date") and has deposited $116,148,574.69 into the 2013-B Exchange Note Collection Account to redeem the balance of the Class A-3 and Class A-4 Notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,569,995,087.88	37,363
Securitization Value beginning of Collection Period	451,125,421.67	13,603
Principal portion of lease payments	6,951,214.44	
Terminations- Early	16,941,208.26	
Terminations- Scheduled	16,507,946.55	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	4,127,386.47	
Securitization Value end of Collection Period	406,597,665.95	12,374
Pool Factor	25.90%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.79%
Weighted Average Remaining Term (months)	24.32	8.20
Weighted Average Seasoning (months)	9.84	32.12
Aggregate Base Residual Value	1,159,889,424.74	364,907,348.19
Cumulative Turn-in Ratio		92.67%
Proportion of base prepayment assumption realized life to date		63.17%
Actual lifetime prepayment speed		0.60%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	404,903,933.38	12,320	99.58%
31-60 Days Delinquent	1,284,436.10	42	0.32%
61-90 Days Delinquent	328,388.70	10	0.08%
91-120 Days Delinquent	80,907.77	2	0.02%
Total	406,597,665.95	12,374	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	597,081.65
Less Liquidation Proceeds	363,478.68
Less Recoveries	246,310.68
Current Net Credit Loss / (Gain)	(12,707.71)
Cumulative Net Credit Loss / (Gain)	946,844.15
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.060%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	36,979,459.63
Less sales proceeds and other payments received during	
Collection Period	36,138,571.80
Current Residual Loss / (Gain)	840,887.83
Cumulative Residual Loss / (Gain)	12,056,897.25
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	0.768%